FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated October 30, 2014
2.	Financial results for the quarter and half-year ended September 30, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 30, 2014	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 30, 2014

Performance Review: Quarter ended September 30, 2014

•
15% year-on-year increase in standalone profit after tax to Rs. 2,709 crore (US$ 439 million) for the quarter ended September 30, 2014 (Q2-2015) from Rs. 2,352 crore (US$ 381 million) for the quarter ended September 30, 2013 (Q2-2014)

•	Operating profit increased by 21% to Rs. 4,698 crore (US$ 761 million) for Q2-2015 from Rs. 3,888 crore (US$ 630 million) for Q2-2014

•	25% year-on-year increase in retail advances at September 30, 2014

•	Year-on-year growth of 15% in current and savings account (CASA) deposits; CASA ratio improved to 43.7% at September 30, 2014

•	Net interest margin improved to 3.42% in Q2-2015 compared to 3.31% in Q2-2014

•	Total capital adequacy of 17.41% and Tier-1 capital adequacy of 12.75% at September 30, 2014, including profits for the half year ended September 30, 2014

•	14% year-on-year increase in consolidated profit after tax to Rs. 3,065 crore (US$ 496 million) for Q2-2015 from Rs. 2,698 crore (US$ 437 million) for Q2-2014

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2014.

Profit & loss account

•
Standalone profit after tax increased by 15% to Rs. 2,709 crore (US$ 439 million) for the quarter ended September 30, 2014 (Q2-2015) from Rs. 2,352 crore (US$ 381 million) for the quarter ended September 30, 2013 (Q2-2014).

•	Net interest income increased 15% to Rs. 4,657 crore (US$ 754 million) in Q2-2015 from Rs. 4,044 crore (US$ 655 million) in Q2-2014.

•	Non-interest income increased by 26% to Rs. 2,738 crore (US$ 443 million) in Q2-2015 from Rs. 2,166 crore (US$ 351 million) in Q2-2014.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Cost-to-income ratio was at 36.5% in Q2-2015 compared to 37.3% in Q2-2014 and 38.4% in Q1-2015.

•	Provisions were at Rs. 850 crore (US$ 138 million) in Q2-2015 compared to Rs. 625 crore (US$ 101 million) in Q2-2014 and Rs. 726 crore (US$ 118 million) in Q1-2015.

•	Consolidated profit after tax increased by 14% to Rs. 3,065 crore (US$ 496 million) for Q2-2015 from Rs. 2,698 crore (US$ 437 million) for Q2-2014.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank continued to grow its retail franchise and has seen healthy growth in retail assets and deposits. The Bank continued to strengthen its deposit franchise with healthy mobilisation of current and savings account (CASA) deposits, leveraging its increased branch network and technology initiatives. During the quarter, the Bank added 52 branches and 292 ATMs to its network. At September 30, 2014, the Bank had 3,815 branches, of which 450 branches were low cost branches in hitherto unbanked rural areas. The Bank continues to have the largest branch network among private sector banks in the country. The Bank had a presence in over 2,300 centers at September 30, 2014. The Bank’s ATM network increased to 11,739 ATMs at September 30, 2014 compared to 11,098 at September 30, 2013. The Bank also continued to strengthen its technology channels for increasing customer convenience. During the quarter, the Bank launched six next generation mobile banking apps. The new apps include features using which customers can access loan account details, track status of dispatches, initiate transactions before visiting a branch, connect with a service executive over video call and view transactions on their mobile phones. The Bank also has the highest market share among banks in India in terms of value of transactions through mobile banking.

Credit growth

Total advances increased by 14% year-on-year to Rs. 361,757 crore (US$ 58.6 billion) at September 30, 2014 from Rs. 317,786 crore (US$ 51.5 billion) at September 30, 2013. The year-on-year growth in domestic advances was 15%. The Bank has continued to see healthy growth in its retail disbursements resulting in a year-on-year growth of 25% in the retail portfolio at September 30, 2014. The retail portfolio constituted 40% of the loan portfolio of the Bank at September 30, 2014.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

The Bank has seen healthy trends in current and savings account (CASA) deposits mobilisation. During Q2-2015, savings account deposits increased by Rs. 2,871 crore (US$ 465 million) and current account deposits increased by Rs. 6,440 crore (US$ 1.0 billion). The Bank’s CASA ratio improved to 43.7% at September 30, 2014 from 43.0% at June 30, 2014. The average CASA ratio for Q2-2015 remained stable at 39.5%. Total deposits increased by 14% year-on-year to Rs. 352,055 crore (US$ 57.0 billion) at September 30, 2014.

Capital adequacy

The Bank’s capital adequacy at September 30, 2014 as per Reserve Bank of India’s guidelines on Basel III norms was 16.64% and Tier-1 capital adequacy was 11.98%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for September 30, 2014 do not include the profits for the half year ended September 30, 2014 (H1-2015). Including the profits for H1-2015, the capital adequacy ratio for the Bank as per Basel III norms would have been 17.41% and the Tier I ratio would have been 12.75%.

Asset quality

Net non-performing assets at September 30, 2014 were Rs. 3,997 crore (US$ 647 million) compared to Rs. 3,474 crore (US$ 563 million) at June 30, 2014 and Rs. 2,707 crore (US$ 438 million) at September 30, 2013. The net non-performing asset ratio was 0.96% at September 30, 2014 compared to 0.87% at June 30, 2014 and 0.73% at September 30, 2013. The Bank’s provision coverage ratio, computed in accordance with RBI guidelines, was 65.9% at September 30, 2014. Net loans to companies whose facilities have been restructured were Rs. 11,020 crore (US$ 1.8 billion) at September 30, 2014 compared to Rs. 11,265 crore (US$ 1.8 billion) at June 30, 2014 and Rs. 6,826 crore (US$ 1.1 billion) at September 30, 2013.

Consolidated results

Consolidated profit after tax increased by 14% to Rs. 3,065 crore (US$ 496 million) for Q2-2015 from Rs. 2,698 crore (US$ 437 million) for Q2-2014. The annualised consolidated return on equity was 15.1% in Q2-2015.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Insurance subsidiaries

ICICI Prudential Life Insurance Company’s (ICICI Life) profit after tax for Q2-2015 was Rs. 399 crore (US$ 65 million) compared to Rs. 387 crore (US$ 63 million) for Q2-2014. ICICI Life’s annualised premium equivalent (APE) was Rs. 1,197 crore (US$ 194 million) in Q2-2015 compared to Rs. 954 crore (US$ 154 million) in Q2-2014. During Q2-2015, ICICI Life has seen an increase in its assets under management to Rs. 90,726 crore (US$ 14.7 billion) at September 30, 2014 compared to Rs. 73,976 crore (US$ 12.0 billion) at September 30, 2013 and Rs. 86,110 crore (US$ 13.9 billion) at June 30, 2014.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross premium income of ICICI General was Rs. 1,638 crore (US$ 265 million) in Q2-2015 compared to Rs. 1,701 crore (US$ 275 million) in Q2-2014. ICICI General’s profit after tax for Q2-2015 was stable at Rs. 158 crore (US$ 26 million) compared to Rs. 156 crore (US$ 25 million) in Q2-2014.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	FY2014	Q1-2014	Q2-2014	H1-2014	Q1-2015	Q2-2015	H1-2015
Net interest income	16,475	3,820	4,044	7,864	4,492	4,657	9,149
Non-interest income	10,428	2,484	2,166	4,651	2,850	2,738	5,588
- Fee income	7,758	1,793	1,994	3,787	1,936	2,103	4,039
- Lease and other income1	1,653	288	251	540	526	498	1,024
- Treasury income	1,017	403	(79)	324	388	137	525
Less:
Operating expense	10,309	2,490	2,322	4,813	2,825	2,697	5,522
Operating profit	16,594	3,814	3,888	7,702	4,517	4,698	9,215
Less: Provisions	2,626	593	625	1,218	726	850	1,576
Profit before tax	13,968	3,221	3,263	6,484	3,791	3,848	7,639
Less: Tax2	4,158	947	911	1,858	1,136	1,139	2,275
Profit after tax	9,810	2,274	2,352	4,626	2,655	2,709	5,364

1.	Includes foreign exchange gain on repatriation of retained earnings from overseas branches of Rs. 222 crore in FY2014, Rs. 103 crore in Q1-2015 and Rs. 165 crore in Q2-2015.
2.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India (RBI), through its circular dated December 20, 2013, had advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with RBI guidelines, during the year ended March 31, 2014 the Bank created DTL of Rs. 1,419 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of Rs. 88 crore and Rs. 95 crore has been created for the three months ended September 30, 2014 (September 30, 2013: Nil) and three months ended June 30, 2014 respectively on the estimated amount to be transferred to Special Reserve and DTL of Rs. 304 crore was created for the year ended March 31, 2014 on the amount transferred to Special Reserve. Accordingly, the tax expense for the three months ended September 30, 2014, three months ended June 30, 2014 and year ended March 31, 2014 is higher by Rs. 88 crore (September 30, 2013: Nil), Rs. 95 crore and Rs. 304 crore respectively.

3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
   Rs. crore
	September 30, 2013	March 31, 2014	June 30, 2014	September 30, 2014
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,154	1,155	1,156	1,157
Employee stock options outstanding	6	7	7	7
Reserves and surplus	71,943	72,052	74,736	77,713
Deposits	309,046	331,914	335,767	352,055
Borrowings (includes subordinated debt)1	145,356	154,759	145,946	150,349
Other liabilities	36,003	34,755	30,743	29,862
Total Capital and Liabilities	563,508	594,642	588,355	611,143

Assets
Cash and balances with Reserve Bank of India	18,751	21,822	20,256	19,211
Balances with banks and money at call and short notice	14,830	19,708	21,945	28,167
Investments	168,829	177,022	170,153	173,591
Advances	317,786	338,703	347,067	361,757
Fixed assets	4,611	4,678	4,671	4,678
Other assets	38,701	32,709	24,263	23,739
Total Assets	563,508	594,642	588,355	611,143
1.      Borrowings include preference share capital of Rs. 350 crore.
2.      Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 61.75

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To The Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 September 2014 and year to date financial results for the period from 1 April 2014 to 30 September 2014, attached herewith, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us and (b) disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the quarter and year to date financial results and have not been audited by us. These quarterly financial results and year to date financial results have been prepared on the basis of the condensed interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these quarterly financial results and year to date financial results based on our audit of such condensed interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 which continue to apply under section 133 of the Companies Act 2013, provisions of Section 29 of the Banking Regulation Act,1949, circulars and guidelines issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,545,225  million as at 30 September 2014, total revenues of Rs. 17,707 million for the quarter ended 30 September 2014 and Rs. 34,380 million for the period from 1 April 2014 to 30 September 2014 and net cash outflows amounting to Rs. 43,583 million for the quarter ended 30 September 2014 and Rs. 29,698 million for the period from 1 April 2014 to 30 September 2014. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors.

B S R & Co. LLP

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement (Continued)

ICICI Bank Limited

4.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

i)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

ii)	give a true and fair view of the net profit for the quarter ended 30 September 2014 as well as the year to date results for the period from 1 April 2014 to 30 September 2014.

5.
Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of Clause 35 of the Listing Agreement and found the same to be correct.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath
Venkataramanan Vishwanath
Mumbai	Partner
30 October 2014	Membership No: 113156

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
				Three months ended			Six Months ended		Year ended
Sr.	Particulars			September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	March 31, 2014
no.				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			12,150.56	11,766.90	10,813.27	23,917.46	21,233.95	44,178.15
	a)	Interest/discount on advances/bills		8,874.04	8,392.18	7,736.87	17,266.22	14,932.51	31,427.93
	b)	Income on investments		2,972.19	2,977.19	2,839.08	5,949.38	5,723.71	11,557.05
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		53.77	49.27	47.03	103.04	104.74	199.98
	d)	Others		250.56	348.26	190.29	598.82	472.99	993.19
2.	Other income			2,738.39	2,849.81	2,166.48	5,588.20	4,650.77	10,427.87
3.	TOTAL INCOME (1)+(2)			14,888.95	14,616.71	12,979.75	29,505.66	25,884.72	54,606.02
4.	Interest expended			7,493.92	7,275.01	6,769.76	14,768.93	13,369.97	27,702.59
5.	Operating expenses (e)+(f)			2,697.12	2,824.98	2,322.11	5,522.10	4,812.71	10,308.86
	e)	Employee cost		1,086.39	1,246.86	871.55	2,333.25	1,960.98	4,220.11
	f)	Other operating expenses		1,610.73	1,578.12	1,450.56	3,188.85	2,851.73	6,088.75
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)			10,191.04	10,099.99	9,091.87	20,291.03	18,182.68	38,011.45

7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)			4,697.91	4,516.72	3,887.88	9,214.63	7,702.04	16,594.57

8.	Provisions (other than tax) and contingencies			849.49	726.08	624.80	1,575.57	1,217.98	2,626.40
9.	Exceptional items			..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,848.42	3,790.64	3,263.08	7,639.06	6,484.06	13,968.17
11.	Tax expense (g)+(h)			1,139.41	1,135.34	911.03	2,274.75	1,857.80	4,157.69
	g)	Current period tax		1,081.85	1,164.85	849.49	2,246.70	1,834.87	3,844.50
	h)	Deferred tax adjustment		57.56	(29.51)	61.54	28.05	22.93	313.19
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,709.01	2,655.30	2,352.05	5,364.31	4,626.26	9,810.48
13.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,709.01	2,655.30	2,352.05	5,364.31	4,626.26	9,810.48
15.	Paid-up equity share capital (face value Rs. 10/- each)			1,157.46	1,156.22	1,154.45	1,157.46	1,154.45	1,155.04
16.	Reserves excluding revaluation reserves			77,712.85	74,735.47	71,943.42	77,712.85	71,943.42	72,051.71
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.05	0.04	0.03	0.05	0.03	0.03
	ii)	Capital adequacy ratio (Basel III)		16.64%	17.00%	16.50%	16.64%	16.50%	17.70%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.)	23.42	22.98	20.38	46.40	40.09	84.99
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.)	23.21	22.80	20.33	46.01	39.94	84.65
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		11,546.70	10,843.30	10,028.45	11,546.70	10,028.45	10,505.84
	ii)	Net non-performing advances		3,942.33	3,428.52	2,697.63	3,942.33	2,697.63	3,297.96
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.12%	3.05%	3.08%	3.12%	3.08%	3.03%
	iv)	% of net non-performing advances to net advances		1.09%	0.99%	0.85%	1.09%	0.85%	0.97%
19.	Return on assets (annualised)			1.82%	1.83%	1.72%	1.82%	1.73%	1.78%
20.	Public shareholding
	i)	No. of shares		1,157,252,235	1,156,011,729	1,154,394,745	1,157,252,235	1,154,394,745	1,154,832,769
	ii)	Percentage of shareholding		100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1
At September 30, 2014, the percentage of gross non-performing customer assets to gross customer assets was 2.74% and net non-performing customer assets to net customer assets was 0.96%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
	At
Particulars	September 30, 2014	June 30, 2014	March 31, 2014	September 30, 2013
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,157.46	1,156.22	1,155.04	1,154.45
Employees stock options outstanding	6.88	6.90	6.57	5.53
Reserves and surplus	77,712.85	74,735.47	72,051.71	71,943.42
Deposits	352,055.44	335,767.40	331,913.66	309,046.15
Borrowings (includes preference shares and subordinated debt)	150,349.19	145,946.11	154,759.05	145,356.18
Other liabilities and provisions	29,860.93	30,742.54	34,755.55	36,002.11
Total Capital and Liabilities	611,142.75	588,354.64	594,641.58	563,507.84

Assets
Cash and balances with Reserve Bank of India	19,210.70	20,255.72	21,821.82	18,750.51
Balances with banks and money at call and short notice	28,167.38	21,944.85	19,707.77	14,829.76
Investments	173,590.68	170,153.11	177,021.81	168,828.64
Advances	361,757.33	347,066.97	338,702.65	317,786.23
Fixed assets	4,678.01	4,670.57	4,678.14	4,611.31
Other assets	23,738.65	24,263.42	32,709.39	38,701.39
Total Assets	611,142.75	588,354.64	594,641.58	563,507.84

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
		Three months ended			Six Months ended		Year ended
Sr.	Particulars	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	March 31, 2014
no.		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	22,150.39	20,097.76	19,015.58	42,248.15	37,367.43	79,563.85
2.	Net profit	3,064.62	2,832.01	2,697.42	5,896.63	5,444.81	11,041.37
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/six months) (in Rs.)	26.50	24.51	23.37	51.01	47.18	95.65
	b) Diluted EPS (not annualised for three months/six months) (in Rs.)	26.22	24.29	23.27	50.51	46.91	95.14

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
		Three months ended			Six Months ended		Year ended
Sr.	Particulars	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	March 31, 2014
no.		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	8,050.79	7,673.74	6,758.08	15,724.53	13,095.02	27,411.60
b	Wholesale Banking	8,538.96	8,109.64	8,111.21	16,648.60	15,812.77	32,402.48
c	Treasury	10,637.41	10,542.05	9,156.86	21,179.46	18,576.89	39,268.26
d	Other Banking	335.12	416.98	126.08	752.10	290.53	936.34
	Total segment revenue	27,562.28	26,742.41	24,152.23	54,304.69	47,775.21	100,018.68
	Less: Inter segment revenue	12,673.33	12,125.70	11,172.48	24,799.03	21,890.49	45,412.66
	Income from operations	14,888.95	14,616.71	12,979.75	29,505.66	25,884.72	54,606.02
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	805.57	463.42	623.22	1,268.99	946.34	1,829.52
b	Wholesale Banking	1,697.33	1,573.88	1,747.18	3,271.21	3,237.77	6,588.63
c	Treasury	1,289.46	1,606.96	842.99	2,896.42	2,139.57	5,252.27
d	Other Banking	56.06	146.38	49.69	202.44	160.38	297.75
	Total segment results	3,848.42	3,790.64	3,263.08	7,639.06	6,484.06	13,968.17
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	3,848.42	3,790.64	3,263.08	7,639.06	6,484.06	13,968.17
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(144,246.11)	(141,374.39)	(137,299.41)	(144,246.11)	(137,299.41)	(139,706.24)
b	Wholesale Banking	146,634.76	146,394.84	130,360.65	146,634.76	130,360.65	137,829.58
c	Treasury	71,784.45	66,921.13	71,115.31	71,784.45	71,115.31	69,446.71
d	Other Banking	1,242.25	681.31	2,749.47	1,242.25	2,749.47	970.07
e	Unallocated	3,461.84	3,275.70	6,177.38	3,461.84	6,177.38	4,673.20
	Total	78,877.19	75,898.59	73,103.40	78,877.19	73,103.40	73,213.32

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on October 30, 2014.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at September 30, 2014 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

4.
Other income includes foreign exchange gain of Rs. 165.13 crore, Rs. 103.09 crore and Rs. 222.25 crore on repatriation of retained earnings from overseas branches of the Bank for the three months ended September 30, 2014, three months ended June 30, 2014 and year ended March 31, 2014 respectively.

5.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India (RBI), through its circular dated December 20, 2013, had advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with RBI guidelines, during the year ended March 31, 2014 the Bank created DTL of Rs. 1,419.23 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of Rs. 87.51 crore and Rs. 94.53 crore has been created for the three months ended September 30, 2014 (September 30, 2013: Nil) and three months ended June 30, 2014 respectively on the estimated amount to be transferred to Special Reserve and DTL of Rs. 304.26 crore was created for the year ended March 31, 2014 on the amount transferred to Special Reserve. Accordingly, the tax expense for the three months ended September 30, 2014, three months ended June 30, 2014 and year ended March 31, 2014 is higher by Rs. 87.51 crore (September 30, 2013: Nil) and Rs. 94.53 crore and Rs. 304.26 crore respectively.

6.	During the three months ended September 30, 2014, the Bank has allotted 1,240,506 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
7.
The Board of Directors at its meeting held on September 9, 2014 approved the sub-division of each equity share of the Bank having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each. The sub-division of equity shares is subject to approval of shareholders and applicable statutory and regulatory approvals. The record date for the split will be announced subsequent to obtaining the above approvals.

8.	Status of equity investors' complaints/grievances for the three months ended September 30, 2014:

Opening balance	Additions	Disposals	Closing balance
0	21	21	0

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.
The above unconsolidated financial results for the three months ended June 30, 2014 and three months and six months ended September 30, 2014 are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The unconsolidated financial results for the three months and six months ended September 30, 2013 and year ended March 31, 2014 have been audited by another firm of chartered accountants.

11.	Rs. 1 crore = 10 million.

Place:	Mumbai	N. S. Kannan
Date:	October 30, 2014	Executive Director